SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        Crown Castle International Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   228227104
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                        511 Sixteenth Street Suite 700
                             Denver, Colorado 80202
                                 (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 6, 2000
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following page(s))

                                                            Page 1 of 9 Pages

CUSIP No. 228227104                                         Page 2 of 9 Pages


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Fund IV, L.P.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (A)
     (B)  X

3.   SEC Use Only


4.   Source of Funds (See Instructions)          WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization        Delaware


Number of                  7.       Sole Voting Power    0

Shares Bene-
ficially                   8.       Shared voting Power

Owned by Each
Reporting                  9.       Sole Dispositive Power    0

Person With
                           10.      Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    0


12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   X


13.  Percent of Class Represented by Amount in Row (11)   0%


14.  Type of Reporting Person (See Instructions)   PN

CUSIP No. 228227104                                     Page 3 of 9 Pages


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Holdings IV, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)  X

3.   SEC Use Only


4.   Source of Funds (See Instructions)


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization


Number of                  7.       Sole Voting Power 0

Shares Bene-
ficially                   8.       Shared voting Power

Owned by Each
Reporting                  9.       Sole Dispositive Power    0

Person With
                           10.      Shared Dispositive Power


11.   Aggregate Amount Beneficially Owned by Each Reporting Person     0


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X


13.   Percent of Class Represented by Amount in Row (11)    0%


14.   Type of Reporting Person (See Instructions)  PN

CUSIP No. 228227104                                     Page 4 of 9 Pages


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Fund V, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)  X


3.   SEC Use Only


4.   Source of Funds (See Instructions)     WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization   Delaware


Number of                  7.       Sole Voting Power 1,831,285

Shares Bene-
ficially                   8.       Shared voting Power

Owned by Each
Reporting                  9.       Sole Dispositive Power    1,831,285

Person With
                           10.      Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,831,285


12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   X


13.  Percent of Class Represented by Amount in Row (11)  1.2%


14.   Type of Reporting Person (See Instructions)  PN

CUSIP No. 228227104                                          Page 5 of 9 Pages


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Entrepreneurs Fund V, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)   X


3.   SEC Use Only


4.   Source of Funds (See Instructions)     WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization   Delaware


Number of                  7.       Sole Voting Power 56,415


ficially                   8.       Shared voting Power

Owned by Each
Reporting                  9.       Sole Dispositive Power    56,415

Person With
                           10.      Shared Dispositive Power


11.   Aggregate Amount Beneficially Owned by Each Reporting Person     56,415


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X


13.   Percent of Class Represented by Amount in Row (11)    .001%


14.   Type of Reporting Person (See Instructions)  PN

CUSIP No. 228227104                                       Page 6 of 9 Pages


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Centennial Holdings V, L.P.


2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)  X


3.   SEC Use Only


4.   Source of Funds (See Instructions)


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization   Delaware


Number of                  7.       Sole Voting Power 2,112,130

Shares Bene-
ficially                   8.       Shared voting Power

Owned by Each
Reporting                  9.       Sole Dispositive Power    2,112,130

Person With
                           10.      Shared Dispositive Power


11.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,112,130


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X


13.   Percent of Class Represented by Amount in Row (11)    1.4%


14.   Type of Reporting Person (See Instructions)  PN

                                                            Page 7 of Pages 9


                             Introductory Statement

                  This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares") of Crown Castle International
Corp., a Delaware corporation (the "Company"). This amendment is filed by Centennial Fund IV, L.P., a Delaware limited partnership ("Centennial IV"), Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), Centennial Fund V, L.P., a Delaware limited partnership ("Centennial V"), Centennial Entrepreneurs Fund V, L.P., a Delaware limited partnership ("Entrepreneurs V"), and Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V") (collectively, the "Centennial Reporting Persons").

Item 4.  Purpose of Transaction

                  No change except for the addition of the following:

                  On January 10, 2000, Holdings IV distributed a total of 420,873 Shares to its partners.

                  On February 8, 2000, Centennial IV distributed a total of 1,000,000 Shares to its partners. In such distribution, Holdings IV received a total of 170,566 Shares, and Holdings IV immediately distributed such Shares to its partners.

                  On March 6, 2000, Centennial IV distributed a total of 2,565,340 Shares to its partners, constituting all remaining Shares held by Centennial IV. In such distribution, Holdings IV received a total of 433,435 Shares, and Holdings IV immediately distributed such Shares to its partners. As a result of such distributions, Centennial IV and Holdings IV ceased to own any Shares and, accordingly, this statement is no longer filed on behalf of Centennial IV or Holdings IV.

                  On March 6, 2000, Centennial V and Centennial Entrepreneurs Fund V distributed a total of 400,000 and 21,000 Shares, respectively, to their respective partners. In such distribution, Holdings V received a total of 76,192 Shares and Holdings V immediately distributed such Shares to its partners.

                  Such  distributions  and the sales by Centennial V reported in
Item 5 were done in the ordinary course of operations by the Centennial Reporting Persons. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Centennial Reporting Persons may from time to time purchase Shares, dispose of all or a portion of the Shares that it holds, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

                                                        Page 8 of Pages 9

Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

                  (a)      Neither Centennial IV nor Holdings IV owns any
                           Shares.

                  Centennial V is the direct beneficial owner of 1,831,285 Shares, or approximately 1.2% of the 146,859,846 outstanding Shares as of February 7, 2000, as reported in amendment No. 1 to the Company's registration statement on Form S-3 No. 333-94821 filed on February 14, 2000 (the "Outstanding Shares"). By virtue of the relationships previously reported under Item 2 of the Original Filing, Holdings V may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by Centennial V.

                  Centennial Entrepreneurs V is the direct beneficial owner of 56,415 Shares, or approximately .001% of the Outstanding Shares. By virtue of the relationships previously reported under Item 2 of the Original Filing, Holdings V may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by Centennial Entrepreneurs V. Holdings V is the direct beneficial owner of 203,430 Shares, or approximately 0.001% of the Outstanding Shares.

                  Certain of the Shares distributed by Holdings IV to its partners and the Shares distributed by Holdings V to its partners are held by the general partners of Holdings V.

                  (c)  The  information  under  the  first,   second  and  third
paragraphs of Item 4 of this amendment is hereby incorporated by reference.

                  On March 2, 2000, Centennial V sold 300,000 Shares at a price of $___ in a transaction on executed in the NASDAQ National Market.

                                                             Page 9 of 9 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March __, 2000

                                 ___________________________________________
                                 /s/ Jeffrey  Schutz,  as general  partner of
                                 Centennial Holdings IV, L.P., general partner of Centennial Fund IV, L.P., and as general of Centennial  Holdings V, L.P.,
                                 general partner of Centennial Fund V, L.P. and Centennial Entrepreneurs Fund V., L.P.




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